Vanguard Total International Bond Index Fund
Supplement to the Prospectus and Summary Prospectus Dated
31-May-13
Prospectus and Summary Prospectus Text Changes
"The first paragraph under ""Primary Investment Strategies"" is " replaced with the following:
The Fund employs an indexing investment approach designed to track the performance of the Barclays Global Aggregate ex-USD
Float Adjusted RIC Capped Index (USD Hedged). This Index
"provides a broad-based measure of the global, investment-grade, " "fixed-rate debt markets. The Index includes government, "
"government agency, corporate, and securitized non-U.S. " "investment-grade fixed income investments, all issued in " currencies other than the U.S. dollar and with maturities of more than one year. The Index is capped to comply with investment company diversification standards of the Internal
"Revenue Code, which state that, at the close of each fiscal "
"quarter, a fund's (1) exposure to any particular bond issuer "
"may not exceed 25% of the fund's assets, and (2) aggregate " exposure to issuers that individually constitute 5% or more of the fund may not exceed 50% of the fund?s assets. To help enforce
"these limits, if the Index, on the last business day of any month, " were to have greater than 20% exposure to any particular bond
"issuer, or greater than 48% aggregate exposure to issuers that " "individually constitute 5% or more of the Index, then the excess " would be reallocated to bonds of other issuers represented in the Index. To minimize the currency risk associated with investment in "bonds denominated in currencies other than the U.S. dollar, the"
Fund will attempt to hedge its currency exposures.
"(over, please)"
Prospectus Text Changes
"In the More on the Fund section, the first paragraph under "
Security Selection is replaced with the following:
Types of bonds. The Fund tracks the Barclays Global Aggregate ex-USD Float Adjusted RIC Capped Index (USD Hedged). This Index "provides a broad-based measure of the global, investment-grade, " "fixed-rate debt markets. The Index includes government, government " "agency, corporate, and securitized non-U.S. investment grade fixed " "income investments, all issued in currencies other than the U.S. " dollar and with maturities of more than one year. The Index is capped to comply with investment company diversification standards
"of the Internal Revenue Code, which state that, at the close of "
"each fiscal quarter, a fund's (1) exposure to any particular "
"bond issuer may not exceed 25% of the fund's assets, and (2) " aggregate exposure to issuers that individually constitute 5% or more of the fund may not exceed 50% of the fund?s assets.
"To help enforce these limits, if the Index, on the last business "
"day of any month, were to have greater than 20% exposure to any " "particular bond issuer, or greater than 48% aggregate exposure to " "issuers that individually constitute 5% or more of the Index, then " the excess would be reallocated to bonds of other issuers represented "in the Index. Notwithstanding the fact that the Index is capped, " exposure of the Index or the Fund to a particular bond issuer may "exceed 25%, and issuers that individually constitute 5% or more of " the Index or the Fund may in the aggregate constitute more than 50%
"of the Index or the Fund, on any day during the month due to currency " and/or price movements. To minimize the currency risk associated with investment in bonds denominated in currencies other than the U.S. "dollar, the Fund will attempt to hedge its currency exposures."
"2013 The Vanguard Group, Inc. All rights reserved."
"Vanguard Marketing Corporation, Distributor. PS 1231 102013"